SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

[Note for readers:  The text below is an English translation of a document required to be filed with the Tokyo Stock Exchange in connection with the press release filed by Sony Corporation on October 27, 2011.  Please also refer to the attached press release for details of the subject transaction.]

October 27, 2011
Sony Corporation

Sony to Acquire Ericsson’s share of Sony Ericsson

Today, Sony Corporation announced its acquisition of Telefonaktiebolaget LM Ericsson’s (“Ericsson”) shares in Sony Ericsson Mobile Communications AB (“SEMC”) (50,000,100 shares equivalent to 50% of all outstanding shares with voting rights) and certain IP rights, which was agreed with Ericsson based on the responsible Corporate Executive Officer’s decision on the same date, as attached.  Below is the supplemental information in connection with such press release.

 1.  Summary of the subsidiary ownership of that changes
(i) Name	Sony Ericsson Mobile Communications AB
(ii) Registered Address	Nya Vattentornet, SE-221 88 Lund, Sweden
(iii) Representatives	Bert Nordberg, President & CEO
(iv) Principal business	Design, development, manufacturing and sales of mobile phone products
(v) Stated capital	EUR100 million
(vi) Date of establishment	October 1, 2001
(vii) Major shareholders and their ownership	Telefonaktiebolaget LM Ericsson (50%) Sony Corporation (50%)
(vii) Relationship with Sony Corporation	Shareholding	Sony Corporation holds 50% of outstanding shares with voting rights in the subject company, which is its affiliated company accounted for under the equity method.
	Personnel	Certain directors of the subject company are appointed based on Sony Corporation’s designation and are concurrently assigned as officers of Sony Corporation.
	Transaction	The subject company purchases several key components such as camera modules, memory, batteries and liquid crystal display panels from Sony Corporation and its consolidated subsidiaries.

(ix) Consolidated financial results for most recent three years*
Fiscal year ended December 31	2008	2009	2010
	(euro in thousands, euro per share amounts)
Total assets	4,459,048	3,260,112	2,999,449
Total Shareholders’ equity	1,216,948	381,040	531,725
Shareholders’ equity per share	12.17	3.81	5.32
Net sales	11,243,840	6,788,152	6,293,782
Operating income (loss)	(113,077)	(1,017,854)	159,484
Net income (loss) before tax	(82,745)	(1,042,676)	147,301
Net income (loss)	(72,890)	(835,827)	90,468
Net income (loss) per share	(0.73)	(8.36)	0.90
Dividend per share	(7.70)	-	-
*	The company’s consolidated financial results are prepared in accordance with accounting principles generally accepted in Sweden.

2.  Summary of the company from which the shares will be acquired
(i) Name	Telefonaktiebolaget LM Ericsson
(ii) Registered Address	Torshamnsgatan 23, Kista, SE-164 83 Stockholm, Sweden
(iii) Representatives	Hans Vestberg, President and CEO
(iv) Principal business	Develops and delivers mobile and fixed infrastructure equipment with related software and services.
(v) Capital stock	SEK16,367 million (as of December 31, 2010)
(vi) Year of establishment	1876
(vii) Total assets and total stockholders’ equity as of the end of the recent fiscal year	Total assets: SEK281,815 million Total stockholders’ equity: SEK145,106 million (as of December 31, 2010)
(viii) Major shareholders and their ownership	Investor AB (19.33%) AB Industrivärden (13.80%) (as of December 31, 2010)

(ix) Relationship with Sony Corporation	Shareholding	There is no shareholding relationship between Sony Corporation and the subject company to be referred to herein.
Personnel
Sir Peter Bonfield, an outside director of Sony Corporation, is also a director of the subject company.  There is no other personnel relationship between Sony Corporation and the subject company to be referred to herein.

	Transaction	There is no transaction between Sony Corporation and the subject company to be referred to herein.
	Applicability as a related party	The subject company is not deemed to be a related party of Sony Corporation.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2012, which was disclosed on July 28, 2011 and its consolidated financial results for the fiscal year ended March 31, 2011
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income tax	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2012	7,200	200	180	60
Consolidated financial results for the fiscal year ended March 31, 2011	7,181.3	199.8	205.0	(259.6)

The end of this document

News & Information	Sony Corporation Konan 1-7-1, Minato-ku, Tokyo

No.11-140E
October 27, 2011

Sony to acquire Ericsson’s share of Sony Ericsson

•	Sony Ericsson to become a wholly-owned subsidiary of Sony and integrated into Sony’s broad platform of network-connected consumer electronics products
•	The transaction also provides Sony with a broad IP cross-licensing agreement and ownership of five essential patent families
•	Ericsson to receive EUR 1.05 billion cash payment
•	Sony and Ericsson to create wireless connectivity initiative to drive connectivity across multiple platforms

Sony Corporation (“Sony”) and Telefonaktiebolaget LM Ericsson (“Ericsson”) today announced that Sony will acquire Ericsson’s 50 percent stake in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), making the mobile handset business a wholly-owned subsidiary of Sony.

The transaction gives Sony an opportunity to rapidly integrate smartphones into its broad array of network-connected consumer electronics devices – including tablets, televisions and personal computers - for the benefit of consumers and the growth of its business. The transaction also provides Sony with a broad intellectual property (IP) cross-licensing agreement covering all products and services of Sony as well as ownership of five essential patent families relating to wireless handset technology.

As part of the transaction, Ericsson will receive a cash consideration of EUR 1.05 billion.

During the past ten years the mobile market has shifted focus from simple mobile phones to rich smartphones that include access to internet services and content. The transaction is a logical strategic step that takes into account the nature of this evolution and its impact on the marketplace.

This means that the synergies for Ericsson in having both a world leading technology and telecoms services portfolio and a handset operation are decreasing. Today Ericsson’s focus is on the global wireless market as a whole; how wireless connectivity can benefit people, business and society beyond just phones. Consistent with that mission, by setting up a wireless connectivity initiative, Ericsson and Sony will work to drive and develop the market’s adoption of connectivity across multiple platforms.

“This acquisition makes sense for Sony and Ericsson, and it will make the difference for consumers, who want to connect with content wherever they are, whenever they want. With a vibrant smartphone business and by gaining access to important strategic IP, notably a broad cross-license agreement, our four-screen strategy is in place. We can more rapidly and more widely offer consumers smartphones, laptops, tablets and televisions that seamlessly connect with one another and open up new worlds of online entertainment. This includes Sony’s own acclaimed network services, like the PlayStation Network and Sony Entertainment Network,” said Sir Howard Stringer, Sony’s Chairman, Chief Executive Officer and President. Mr. Stringer also noted that the acquisition will afford Sony operational efficiencies in engineering, network development and marketing, among other areas. “We can help people enjoy all our content – from movies to music and games – through our many devices, in a way no one else can.”

“Ten years ago when we formed the joint venture, thereby combining Sony’s consumer products knowledge with Ericsson’s telecommunication technology expertise, it was a perfect match to drive the development of feature phones. Today we take an equally logical step as Sony acquires our stake in Sony Ericsson and makes it a part of its broad range of consumer devices. We will now enhance our focus on enabling connectivity for all devices, using our R&D and industry leading patent portfolio to realize a truly connected world” said Hans Vestberg, President and CEO of Ericsson.

When Sony Ericsson started its operations on October 1, 2001, it combined the unprofitable handset operations from Ericsson and Sony. Following a successful turnaround the company has become a market leader in the development of feature phones by integrating Sony’s strong consumer products knowledge and Ericsson’s telecommunications technology leadership. The WalkmanTM phone and Cyber-shotTM phone are well known examples.

With the successful introduction of the P1 in 2007, Sony Ericsson early on established itself in the smartphone segment. More recently, the company has successfully made the transition from feature phones to Android-based Xperia™ smartphones. By the end of the third quarter of 2011, Sony Ericsson held a market share of 11 percent (by value) in the Android phone market, representing 80 percent of the company’s third quarter sales. During its ten years in operation Sony Ericsson has generated approximately EUR 1.5 billion of profit and paid dividends totaling approximately EUR 1.9 billion to its parent companies. Prominent models include ”XperiaTM arc” and “XperiaTM mini” which received 2011 EISA Awards, while recent notable additions to the lineup include “XperiaTM PLAY” and “XperiaTM arc S”.

The transaction, which has been approved by appropriate decision-making bodies of both companies, is expected to close in January 2012, subject to customary closing conditions, including regulatory approvals.

As a result of obtaining full control of Sony Ericsson, Sony will consolidate Sony Ericsson from the closing date of the acquisition. The resulting impact of the acquisition to Sony's consolidated results for the fiscal year ending on March 31, 2012 is currently being evaluated.

Facts about Sony Ericsson

Sales (FY 2010)	EUR 6,294 million
Net income (FY 2010)	EUR 90 million
Number of employees	7,500 (December 2010)
Headquarters	London
R&D sites	Beijing, Lund, Silicon Valley and Tokyo
Market share	11% in Android (FY2011/3Q) 80% of sales are smartphones (Android)

About Sony

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and online businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $87 billion for the fiscal year ended March 31, 2011.
Sony Global Web Site: http://www.sony.net/

About Ericsson

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.
Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York.
www.ericsson.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

October 27, 2011